October 5, 2005

John F. Madden, Esq.
General Counsel
Aames Investment Corporation
350 South Grand Avenue, 43rd Floor
Los Angeles, California 90071

Re: **Aames Investment Corporation**
        Registration Statement on Form S-3
        File No. 333-128623
        Filed on September 27, 2005

Dear Mr. Madden:

     This is to advise you that we have limited our review of the Registration Statement on Form S-3 noted above and have the following comment:

1. Please advise us why you believe that Aames Investment Corporation is eligible for use of Form S-3. In this regard, we note that the company's initial public offering on Form S-11 went effective November 1, 2004.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by he Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance.

If you have any questions, please call Paul Fischer at (202) 551-3415 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director